
06016578

TOMRA

082-03334

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.


PROCESSING
SECTION
RECEIVED
SEP 0 5 2006
203
SEC MAIL
WASH, D.C.

Asker, 30 August 2006

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

dw 9/7



Ticker: TOM
Ant meldinger: 5
Fra: 30.05.2
Meldingstype: ANDRE BØRSMELDINGER
Til: 30.08.2

08.08.06 13:24 Marked=OB **TOM NO NEW INFORMATION GIVEN** andre børsmeldinger

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TOMRA dismisses rumors that the company today has provided new information on the company`s financial outlook in general and the German market in particular. The company maintains the information communicated to the market on 13 July.

With respect to the outlook in Germany, reference is made to page 8 and 9 in the quarterly presentation. For the third quarter, TOMRA sticks to the prognosis for 2400 machines delivered to Germany.

For further questions please contact CEO Amund Skarholt on +47 97559425
Asker, 8 August 2006


OSLO BØRS

NewsWeb Ticker: TOM Ant meldinger: 5 Fra: 01.06.2

Meldingstype: FIRMAATTEST Til: 17.08.2

14.08.06 14:09 Marked=OB **TOM REDUCTION OF SHARE CAPITAL** firmaattest

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Tomra Systems ASA has completed a reduction of the share capital by way of cancellation of 4,844,695 shares at par value NOK 1.00. The capital reduction was granted by the Annual General Meeting held 3 May 2006 as part of a share buyback program. Under this program, 4,913,000 TOMRA shares were bought back in the period between 24 October 2005 and 22 February 2006. The buyback transactions were continuously disclosed at the Oslo Stock Exchange and on www.tomra.com. Out of the total 4.913.000 shares that were bought back, 68.305 shares were used to fulfill TOMRA`s obligations under employee stock option programs. Thus, the total number of shares outstanding after this capital reduction is 173.641.864, each with a par value of NOK 1.00.

A new Certificate of Registration has been sent to the Oslo Stock Exchange.

For further information, please contact CFO Espen Gundersen at +47 66799241

Asker, 14 August 2006
Tomra Systems ASA


OSLO BØRS

NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 01.06.2
Meldingstype: MELDEPLIKTIG HANDEL
Til: 17.08.2

15.08.06 07:35 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 203,000 own shares at an average price of NOK 38.04 per share at Oslo Stock Exchange. After this transaction Tomra holds 203,000 treasury shares.

The purchase is the first under the share buyback program authorized by the Annual General Meeting on 3 May 2006. TOMRA was given an authorization to buy back up to 10 million shares.

Further buybacks of shares will be announced as they occur, however only through disclosures to Oslo Stock Exchange and on the company`s website www.tomra.com.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 14 August 2006
Tomra Systems ASA



Ticker: TOM
Ant meldinger: 5
Fra: 01.06.2
Meldingstype: MELDEPLIKTIG HANDEL
Til: 17.08.2

16.08.06 08:37 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 400,000 own shares at an average price of NOK 38.26 per share at Oslo Stock Exchange. After this transaction Tomra holds 603,000 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 15 August 2006
Tomra Systems ASA


OSLO BØRS

NewsWeb

Ticker: TOM | Ant meldinger: 5 | Fra: 23.07.2

Meldingstype: MELDEPLIKTIG HANDEL | Til: 23.08.2

23.08.06 08:37 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 141,100 own shares at an average price of NOK 39.62 per share at Oslo Stock Exchange. After this transaction Tomra holds 744,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 22 August 2006
Tomra Systems ASA


OSLO BØRS

NewsWeb

Ticker: TOM
Ant meldinger: 5
Fra: 24.07.2
Meldingstype: MELDEPLIKTIG HANDEL
Til: 24.08.2

24.08.06 07:50 Marked=OB TOM **PURCHASE OF TREASURY SHARES (MELDEPLIKTIG HANDEL)** meldepliktig handel

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Tomra Systems ASA has today purchased 115,000 own shares at an average price of NOK 39.82 per share at Oslo Stock Exchange. After this transaction Tomra holds 859,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23 August 2006
Tomra Systems ASA


OSLO BØRS

NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 28.07.2

Meldingstype: MELDEPLIKTIG HANDEL

Til: 28.08.2

25.08.06 08:21 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 110,000 own shares at an average price of NOK 39.88 per share at Oslo Stock Exchange. After this transaction Tomra holds 969,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 24 August 2006
Tomra Systems ASA

30.08.06 07:51 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 155,000 own shares at an average price of NOK 40.33 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,124,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 29 August 2006
Tomra Systems ASA